[redacted]

13011267

BB 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-23489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MountainView Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 18th Street, Suite 1001
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Watts — (303) 633-4782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey, LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 1000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RH 3/15

OATH OR AFFIRMATION

I, Robert Watts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MountainView Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARRIE A. SORN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20124022619
My Commission Expires April 12, 2016

[signature]
Signature

Chief Financial Officer & FINOP
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MountainView Securities, LLC

Statement of Financial Condition
December 31, 2012

McGladrey

Assurance ▪ Tax ▪ Consulting

MountainView Securities, LLC

Statement of Financial Condition
December 31, 2012

Filed as PUBLIC information pursuant to rule 15a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Member of
MountainView Securities, LLC
Denver, Colorado

Report on the Financial Statements

We have audited the accompanying statement of financial condition of MountainView Securities, LLC (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of MountainView Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Denver, Colorado
February 28, 2013

MountainView Securities, LLC

Statement of Financial Condition
December 31, 2012

ASSETS		
Cash and cash equivalents	$	250,496
Receivables from broker-dealers and clearing organizations, net		5,296,084
Prepaid expenses		70,264
Property and equipment, net of accumulated depreciation of $50,467		65,002
Other assets		16,865
Total assets	$	5,698,711
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Due to affiliate, net	$	50,593
Accrued expenses		507,777
Total liabilities		558,370
COMMITMENTS AND CONTINGENCIES (Note 4)		
MEMBER'S EQUITY		
Member contribution		4,589,160
Accumulated earnings		551,181
Total member's equity		5,140,341
Total liabilities and member's equity	$	5,698,711

See Notes to Statement of Financial Condition.

Note 1. Organization

MountainView Securities, LLC (the Company) is a Delaware single member limited liability company which is approved as a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of MountainView Capital Holdings, LLC (MountainView), a Delaware LLC. The Company has operations in Houston, Texas, and Denver, Colorado.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents.

Receivables from broker-dealers and clearing organizations: Receivables relating to trades pending settlement are netted in receivable from broker-dealers and clearing organizations in the statement of financial condition.

Property and equipment: Property and equipment are recorded at cost net of accumulated depreciation and consist mainly of furniture and equipment. Depreciation is calculated using the straight line method over the assets' useful lives of 3 to 7 years.

Securities transactions: Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income taxes: The Company has elected to be taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal income tax, but may be subject to certain state taxes. The individual member is individually liable for taxes on their share of the Company's income or loss. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012 management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states. The current and prior three tax years remain subject to examination by U.S. federal and most state tax authorities.

Recently issued accounting pronouncements: In December 2011, the FASB issued amended guidance related to disclosures about offsetting assets and liabilities. The amended guidance requires entities to disclose both gross information and net information about financial instruments, including derivatives, and transactions eligible for offset in the statement of financial position, as well as financial instruments and transactions subject to agreements similar to a master netting arrangement. This guidance will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this guidance is not expected to materially impact the Company's statement of financial condition.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the statement of financial condition was issued, noting none.

Note 3. Risks and Uncertainties

Securities transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreements, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing brokers. In conjunction with the clearing brokers, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with counterparties that consist primarily of broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed by management to mitigate market risk.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

The Company maintains accounts with financial institutions which, at times, may exceed FDIC insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 4. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases primarily for office facilities. The future minimum rental payments under each lease expiring in 2016 are as follows:

As of December 31:	
2013	$ 101,989
2014	103,753
2015	105,516
2016	44,455
	$ 355,713

The Company recognizes rent expense on a straight-line basis over the term of the lease agreements. The difference between recognized rent expense and actual cash payments for rent results in a deferred rent obligation recognized in accrued expenses in the statement of financial condition of approximately $46,800 as of December 31, 2012.

Note 5. Indemnifications

In the normal course of its business, the Company enters into contracts and agreements with certain service providers, such as clearing and custody agents, trustees and administrators, that contain a variety of representations and warranties and which provide general indemnifications and guarantees against specified potential losses in connection with their activities as an agent of, or providing services to, the Company. The Company's maximum exposure under these agreements is unknown, as this may involve future claims that could be made against the Company and have not yet occurred. The Company expects the risk of any future obligation under these arrangements to be remote and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Note 6. Regulatory Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, both as defined. The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. Net capital changes from day to day, but at December 31, 2012, the Company had net capital and net capital requirements of $4,988,210 and $250,000, respectively, which was $4,738,210 in excess of its required net capital.

Note 7. Related-Party Transactions

Various administrative services are provided by MountainView. Certain expenses allocated to the Company by MountainView are based on estimated usage of shared services. Cash is transferred as needed to cover these expenses. There was $50,593 due to MountainView at December 31, 2012, as a result of these services which is recorded in due to affiliate on the statement of financial condition.

On April 12, 2012, the Company amended and restated their existing revolving line of credit agreement with MountainView, which included increasing the amount of the line of credit from $5,000,000 to $10,000,000. The line of credit is payable on demand and is in place related to any advances requested by the Company to cover expenses or possible collateral requirements and accrues 6% per annum simple interest. Throughout 2012, the Company made several draws on the line of credit which totaled $6,700,000. As of December 31, 2012, there was $0 outstanding on the line of credit. Borrowings under this agreement are not secured and there are no pledges of collateral.

Note 8. Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2012 consisted of fees, commissions receivable and cash and cash equivalents on hand of $5,296,084. Receivables from and payables to broker-dealers and clearing organizations at December 31, 2012, consist of the following:

	Receivables/ (Payables)
Deposits with clearing broker	$ 100,000
Money market funds	5,040,182
Unsettled securities transactions	169,278
Fees and commissions receivable/payable	(13,376)
	$ 5,296,084

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis. The amounts payable to the clearing brokers relates to the aforementioned transactions and are collateralized by securities owned by the Company.